360 Sports, Inc. 244 5th Avenue, Suite R260 New York, NY 10001 phone: 917-719-1360 www.360sportsinc.com

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:

360 Sports, Inc.
SEC Comment Letter dated March 15, 2016
File No. 024-10517

Mr. Dobbie,

This letter is in response to the SEC comments letter we received from Ada D. Sarmento by email on March 15th, 2016. We included your original comments and indented our response as follows:

Cover Page of Offering Circular

1. We note that you intend to conduct the offering on a continuous basis. We also note your disclosure that the sale to the public shall commence within 30 days following the date the offering statement is qualified. To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

We changed the following sentence from: "Sale to the public shall commence within 30 days following the date this offering statement is qualified." to "The offering will commence within two calendar days after the qualification date and maintained in line with the Securities Act Rule 251(d)(3)(i)(F).

Signatures

2. We note the reference to January 20, 2016 on your signature page. Please update with your next amendment.

We updated the date on the signature page to be in line with the date of the mos recent amended filing.

If you should have any questions, please contact me at (646) 477-6733.

Thank you!

/s/ Robert F. Licopoli

Robert F. Licopoli
CEO
360 Sports, Inc.